EXHIBIT 99.1

NHY - CAPITAL REDUCTION

Norsk Hydro ASA has completed a capital reduction by cancellation of 2,642,222 shares at par value of NOK 20 per share.

The capital reduction was resolved by the Extraordinary General Meeting held 15 January 2004 as part of a share buyback programme. Under this programme 1,484,300 shares were bought back during the autumn 2003 at an average price of approximately NOK 374 per share. As part of this programme, an agreement was made with Hydro's largest shareholder, the Norwegian State, that the State would participate with a proportional part of its shares, leaving the State's relative holding unchanged. This amounts to 1,157,922 shares, which have now been redeemed.

As a result, Hydro now holds 8,400,350 own shares. After the capital reduction, the total number of issued shares is 263,954,428, each at par value of NOK 20.

Contact: Kjetil Bakken, tel +47 22 53 23 13